[TMNG Letterhead]



CONFIDENTIAL TREATMENT REQUESTED





VIA EDGAR

September 21, 2007

Mr. Kevin Woody
Accounting Branch Chief
Room 4561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  The Management Network Group, Inc.
          Form 10-K for the fiscal year ended December 30, 2006
          File No. 000-27617

Dear Mr. Woody:

     The Management Network Group, Inc. ("TMNG" or the "Company") is pleased to provide the following response to your comment letter dated September 4, 2007 to Donald E. Klumb, Vice President and Chief Financial Officer of TMNG, with respect to the above-referenced report.

     For your convenience, our response to your comment is preceded by the comment to which it relates.

Form 10-K for the year ended December 30, 2006
----------------------------------------------

Item 8.  Financial Statements and Supplementary Data
----------------------------------------------------

20.      Subsequent Event, page 75
----------------------------------

1. We noted your response to prior comment 1. Please explain to us in detail how the contingent consideration is calculated and how you determined the amount that was unlikely to be paid. Furthermore, please explain to us why you have not included the $0.5 million of transaction costs as part of the purchase price in your investment test.

     RESPONSE:

     For purposes of determining the amount of contingent consideration included in the Investment Test calculation, we followed the guidance of the SEC's Staff Training Manual (Topic Two,

     I.D.1.a) which states the investment test should "...include contingent consideration as part of the total investment in the acquiree unless the likelihood of its payment is remote."

     Deal Structure
     --------------

     The Cartesian transaction involved three major components of contingent consideration:

     1. Up to $1.30 million - Working Capital Holdback and Stock Option participant payments
     2. Up to $1.96 million - Earn-out payments tied to achieving revenue and EBITDA targets during the eight months following acquisition which exceed $[***] million and $[***] million, respectively
     3. Up to $5.88 million - Earn-out shared with seller, calculated as 35% of annual EBITDA of Cartesian (the "EBITDA Earn-out") for up to four years. The annual amount of EBITDA Earn-out is capped at $1.96 million, enabling the seller to earn the maximum within three years.

     The first two categories of contingent consideration were determined to have a greater than remote likelihood of being paid and were included in the Investment Test in their entirety. This determination was based on the short-term nature of these two components of contingent consideration and our view of the short-term operating results that would affect these contingencies.

     The EBITDA Earn-out category of contingent consideration is based on operating results (i.e., EBITDA) over a four year time period. We based our assessment of probability of payout on the quantitative and qualitative data utilized to value the business during acquisition negotiations.

     Background of the Transaction Structure and Negotiations
     --------------------------------------------------------

     We first reached tentative agreement with the Cartesian founders in July 2006 in the form of a non-binding letter of intent ("LOI") to purchase Cartesian for $[***] million (of which $[***] million was not subject to contingency and $[***] million was contingent consideration). At that time Cartesian projected modest improvements in operating results for its fiscal year 2007 and beyond.

     Subsequent to the initial negotiations, Cartesian began to realize benefits from consulting engagements to support [***] activity for its most significant client, [***], resulting in a substantial increase in activity in the early part of Cartesian's fiscal year ended July 31, 2007. Although the [***] projects were short-term, the increased revenue and profitability from these projects led the sellers to request an increase in deal price. After a second round of negotiations, we signed a definitive agreement on December 22, 2006 to purchase Cartesian for $15.6 million, a $[***] million increase from the original LOI, of which almost all ($[***] million) was an increase in contingent consideration, now representing $9.1 million or 58% of the total purchase price.

     Our decision to structure a majority of the purchase price as contingent consideration reflected our view that Cartesian's recent improvement in financial results was short lived and could not be sustained over time. While we were enthusiastic about the recent success that Cartesian was experiencing, we did not believe the type of increase in purchase price the sellers sought was appropriate without structuring a significant portion of the increased purchase price as contingent. Furthermore, we believe the sellers' agreement to structure the deal in this fashion demonstrates their inability to prove this success was sustainable.

     Basis for Exclusion of a Portion of EBITDA Earn-out  Category of Contingent
     ---------------------------------------------------------------------------
     Consideration from Investment Test
     ----------------------------------

     Our conclusion regarding the component of EBITDA Earn-out contingent consideration viewed as remote and excluded from the Investment Test was based on careful consideration of:

     o    Cartesian's historical financial performance
     o    Client concentration
     o    Volatility of professional services businesses

     Cartesian's Historical Financial Performance
     --------------------------------------------

     Over the four year period prior to the acquisition Cartesian experienced modest revenue growth and relatively consistent EBITDA margins:

                                                USD in Thousands
                                       -------------------------------------
                                       FY 2003   FY 2004   FY 2005   FY 2006
                                       -------   -------   -------   -------
        Revenue                         [***]     {***]     [***]     [***]
        EBITDA                          [***]     {***]     [***]     [***]
        EBITDA as % of Revenue          [***]     {***]     [***]     [***]

     As a point of reference, Cartesian would need to achieve cumulative EBITDA of $[***] million over a four year period to earn the full amount of contingent  consideration.  This  would  represent  an  increase  of $[***]
                                 -----------------------------------------------
     million,  or  [***]%,  when  compared  with the  cumulative  EBITDA for the
     ---------------------------------------------------------------------------
     previous four year period.
     --------------------------

     Client Concentration
     --------------------

     Since it's founding, Cartesian has had a high concentration of revenues from a single customer, [***] and its predecessors. In fiscal year 2006, [***] was formed through the merger of two significant Cartesian clients, [***] and [***]. As shown below, revenues from the combined [***] have been fairly consistent at approximately $[***] million annually, representing between [***]% and [***]% of Cartesian's total revenues over the prior four years:


                                                USD in Thousands
                                       -------------------------------------
                                       FY 2003   FY 2004   FY 2005   FY 2006
                                       -------   -------   -------   -------
        Total Revenue                   [***]     {***]     [***]     [***]
        [***] Revenue                   [***]     {***]     [***]     [***]
        % of Total Revenue              [***]     {***]     [***]     [***]


     While Cartesian's revenues for the fiscal year ended July 31, 2006 were $[***] million, Cartesian's support of [***] activities drove an increase in revenue during the first quarter of

     Cartesian's fiscal year 2007 (August through October 2006) to $[***] million. It is important to note (and as shown in the chart below) that all
                                                                             ---
     of Q1 2007 growth (the last quarter before the transaction closed) came from [***] activity, with the remaining portfolio of revenue actually shrinking slightly.

                                                USD in Thousands
                                       -------------------------------------
                                         4Q       Qtr. over Qtr.      1Q
                                       FY 2006       Change         FY 2007
                                       -------    --------------    -------
        [***] Revenue                   [***]         [***]           [***]
        All Other Revenue               [***]         [***]           [***]
                                       -------------------------------------
        Total Revenue                   [***]         [***]           [***]
                                       =====================================
        % of Total Revenue              [***]         [***]           [***]

     As discussed above, this increase in revenues during the quarter leading up to the transaction drove the sellers to revisit the terms of the deal. While there was tremendous growth in the first quarter of fiscal year 2007, the [***] work that drove the majority of the increase had a finite life and was not reasonably expected to be sustained beyond the first year following the acquisition. As of the acquisition date, Cartesian's remaining undelivered contracts related to this [***] work totaled approximately $[***] million and had durations of less than one year based on the client's [***] schedule. At the same time, the remaining sold but undelivered "backlog" of contracts with other customers approximated Cartesian's historical levels. While we believed revenue and profitability for the first year following the acquisition would be substantially higher than what Cartesian had produced in the previous fiscal years, the concentration of this success in one client initiative with a limited life did not support a business case in which revenue and profitability would be maintained at these levels beyond the first year.

     Volatility of Professional Services Business
     --------------------------------------------

     Cartesian is a professional services firm focused on the same market segments as TMNG. Our experience in the professional services industry makes us acutely aware of the volatility that can be experienced.
     Consulting is a volatile business comprised of short-term cancellable projects where current success is not necessarily indicative of future results. As discussed above, we appropriately challenged the sustainability of the success Cartesian experienced in the quarter leading up to the transaction. Our perception about the sustainability of these increased revenue and EBITDA levels stemmed from the fact that those successes occurred over a period of only one quarter and were highly concentrated with a single customer whose [***] activities drove a need for additional consultants. The prior ten year history of Cartesian did not support a valuation based on one quarter of success, especially given the fact pattern outlined above.

     Transaction Costs
     -----------------

     We have reviewed the SEC's Staff Training Manual (Topic Two, I.D.1a) and believe the $0.5M of transaction costs should have been included as part of the purchase price in our Investment Test. Additionally, as we reviewed the Investment Test calculation provided in our previous letter we discovered we had used the exchange rate at March 31, 2007 rather than the exchange rate on the transaction date of January 2, 2007 to convert British pounds to US dollars. In an attempt to reconcile the calculation to the disclosures made in our first quarter Form 10-Q, we inadvertently used the exchange rate from the end of our first quarter. We have corrected both of these items. The Investment Test which follows incorporates these changes, and reflects the amount of EBITDA Earn-out that would be required in order for the purchase price to equal 20% of TMNG's total assets:



                                                                                  GBP             $(1)
                                                                             -------------   -------------

     TMNG Total Assets
        Total Assets at December 31, 2005                                                      73,549,000
                                                                                             =============
     Purchase Price Required to Meet 20% Test
        Non-Contigent Investment in Cartesian
          Consideration paid to sellers                                         3,291,000       6,447,398
          Transaction costs                                                       270,794         530,513
                                                                             -------------   -------------
                                                                                3,561,794       6,997,911
                                                                             -------------   -------------

     Contingent Investment in Cartesian
        100% of Category 1 and 2 Contigent Consideration                        1,664,000       3,259,942
        EBITDA Earn-out Required to Meet 20% Test (see calculation below)         [***]           [***]
                                                                             -------------   -------------
                                                                                  [***]           [***]
                                                                             -------------   -------------

     Purchase Price Required to Meet 20% Test                                     [***]           [***]
                                                                             =============   =============




----------------------
(1)  Conversion  from GBP to USD was based on the  exchange  rate for January 2,
     2007

     As discussed above in the Investment Test, the following table compares the cumulative four year EBITDA levels required to meet the 20% threshold for the Investment Test to the cumulative four years of EBITDA preceding the transaction date. For the qualitative reasons outlined above, further supported quantitatively below (i.e., EBITDA would have to improve by the more than [***]%), we believe it is remote the purchase price for Cartesian could reach significance as defined under the Investment Test.


                                                                                  GBP               $
                                                                             -------------   -------------

     Calculation of EBITDA Earn-Out Required to Meet 20% Test
        Cumulative EBITDA for Years 1 through 4                                   [***]           [***]
                                                                                      35%             35%
                                                                             -------------   -------------
        Earnout based on EBITDA                                                   [***]           [***]
                                                                             -------------   -------------


     Previous Four Year Cumulative EBITDA                                         [***]           [***]
     Increase in Four Year Cumulative EBITDA                                      [***]           [***]
     % Increase                                                                   [***]           [***]


     Conclusion
     ----------

     Cartesian has operated over the past three years with average EBITDA of $[***] million per year, with no individual year exceeding $[***] million. Over the next four years, Cartesian would need to average EBITDA of $[***] million per year for the Cartesian purchase price to exceed 20% of TMNG's total assets. The transaction was structured providing an earn-out opportunity because of recent improvements in operating results. However, those results were almost all tied to one client's [***] activities which are not sustainable beyond one year. Given the fact pattern discussed in this letter, including past performance of Cartesian, the risk factors discussed above, the client concentration and the amount of EBITDA required to meet the 20% test being remote, we concluded that this transaction does not meet the significance tests.


     We appreciate the opportunity to provide this response. If you have any questions or would like to discuss these responses, please call me at 913.345.9315.

                                      Very truly yours,



                                      /s/ Donald E. Klumb
                                     -------------------------------------------
                                      Donald E. Klumb
                                      Vice President and Chief Financial Officer



cc:  Thurston Cromwell, Esq.